AB

'ED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47940

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Web Street Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 Lake Cook Road
(No. and Street)

Deerfield,	Illinois	60015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Christopher Reyes, Chief Financial Officer (916) 859-4404
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

225 West Santa Clara Street	San Jose	California	95113-1728
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Jarrett Lilien, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Web Street Securities, Inc. (the "Company"), as of December 31, 2001 and for the periods from January 1, 2001 through June 30, 2001 (Predecessor Period) and from July 1, 2001 through December 31, 2001 (Successor Period) are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

BRITT-KARIN OLIVER
Notary Public, State of New York
No. 01OL6004337
Qualified in New York County
Certificate filed in New York County
Commission Expires March 23, 2006

Notary Public

Signature

3-25-02
Date

President
Title

This report** contains (check all applicable boxes):

x		Independent Auditors' Report
x	(a)	Facing Page.
x	(b)	Statement of Financial Condition.
x	(c)	Statement of Operations.
x	(d)	Statement of Cash Flows.
x	(e)	Statement of Changes in Stockholder's Equity.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable).
x	(g)	Computation of Net Capital (Alternative Method) for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
x	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
x	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Required).
	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable).
x	(l)	An Oath or Affirmation.
	(m)	A Copy of the SIPC Supplemental Report (Not Required).
x	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

WEB STREET SECURITIES, INC.

(SEC ID. NO. 8-47940)

Statement of Financial Condition as of December 31, 2001 and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT.**

Deloitte & Touche LLP
Suite 600
225 West Santa Clara Street
San Jose, California 95113-1728

Tel: (408) 704-4000
Fax: (408) 704-3083
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Web Street Securities, Inc.:

We have audited the accompanying statement of financial condition of Web Street Securities, Inc. (the "Company") as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Web Street Securities, Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 13, 2002

Deloitte
Touche
Tohmatsu

WEB STREET SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001 (in thousands, except share amounts)

ASSETS

Cash and equivalents	$	6,142
Investment in affiliate		17,102
Intangible asset, net		12,490
Receivable from Parent		8,039
Deferred tax asset, net		2,317
Other assets		285
TOTAL	$	46,375

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payable to affiliates	$	4,633
Accounts payable, accrued and other liabilities		621
Total liabilities		5,254
COMMITMENTS AND CONTINGENCIES (Note 7)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value: 1,000 shares authorized, issued and outstanding		-
Additional paid-in capital		45,726
Accumulated deficit		(4,605)
Total stockholder's equity		41,121
TOTAL	$	46,375

See notes to statement of financial condition.

WEB STREET SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Web Street Securities, Inc. (the "Company"), an Illinois corporation, is a broker-dealer registered with the National Association of Securities Dealers, Inc. (the "NASD"). The Company was licensed by the Securities and Exchange Commission (the "SEC") and approved for membership by the NASD on April 21, 1995. The Company is a wholly owned subsidiary of Web Street, Inc. (the "Parent). E*TRADE Group, Inc. ("E*TRADE") acquired 100% of the outstanding shares of the Parent during 2001 in an acquisition accounted for under the purchase method of accounting. Subsequent to October 3, 2001 securities transactions are cleared through E*TRADE Securities, Incorporated ("E*TRADE Securities"), an affiliate.

Basis of Presentation – The accompanying financial statements have been prepared on an accrual basis in conformity with accounting principles generally accepted in the United States of America. In connection with E*TRADE's acquisition of the Parent, certain purchase accounting adjustments were recorded on the books of the Company (see Note 3).

Estimated Fair-Value of Financial Instruments - The Company believes the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, receivable from Parent, payable to affiliates and other liabilities to be reasonable estimates of fair-value.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which requires the recognition of deferred tax assets and liabilities at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

Intangible Asset – Intangible asset consists of customer lists and is amortized using the double declining balance method with an estimated useful life of seven years (see Note 3).

Use of Estimates - The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from management's estimates.

New Accounting Standards –In September 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. On April 1, 2001, the Company adopted the provisions of SFAS No. 140. The adoption of this statement did not have a material impact on the Company's financial condition.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires that all business combinations initiated after September 30, 2001, be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. SFAS No. 142 is effective for the Company beginning January 1, 2002. The Company does not believe that adoption of SFAS No. 142 will have a material impact on the Company's financial condition.

2. SHORT-TERM BORROWINGS

Prior to October 3, 2001 the principal sources of financing for the Company's margin lending were credit balances in customer accounts and the Company's stock loan program. The Company also maintained a financing facility with a bank in the amount of $8,000,000 to finance margin lending. On January 24, 2002, the bank canceled the financing facility referenced above.

3. RELATED PARTY TRANSACTIONS

E*TRADE obtained a controlling interest in the Parent on June 30, 2001, and completed the acquisition of all of the Parent's outstanding shares by August 6, 2001 under a business combination accounted for using the purchase method. The excess of the purchase price over the fair value of the tangible assets acquired was allocated to the value of the Company's domestic and non-U.S. customer accounts acquired; no amounts were allocated to goodwill. The value assigned to the customer list intangible asset was recorded by the Company as a purchase accounting adjustment as follows (in thousands):

Active accounts intangible asset	$	52,599
Less: Deferred tax liability associated with active accounts		(21,039)
Add: Deferred tax asset associated with net operating loss carryforwards		14,004
Less: Accrued acquisition related costs		(5,366)
Net purchase accounting adjustment	$	40,198

On October 3, 2001, the Company transferred its domestic customer accounts to E*TRADE Securities in exchange for 10,000 preferred shares of E*TRADE Securities at a value of $1,736.98 per share, or approximately $17,370,000. The Company recorded the transfer of its domestic customer accounts to E*TRADE Securities as follows (in thousands):

Net book value of domestic customer accounts transferred to E*TRADE Securities	$	35,311
Less: Deferred tax liability		(14,062)
Less: Accrued acquisition related costs		(3,879)
Value of E*TRADE Securities preferred stock received	$	17,370

As a result, the domestic operations of the Company were discontinued. The Company's remaining operations are comprised of its non-US customer activity.

Prior to August 1, 2001, the Parent allocated a portion of its overhead expenses related to office space and other shared costs to the Company. These periodic allocations to the Company were based primarily upon estimates of the amount of service hours provided to the Company by Parent employees. No such allocations were made by the Parent to the Company upon the discontinuation of the domestic operations of the Company in August 2001.

On August 30, 2001, the Company received a capital contribution of $1,300,000 from the Parent.

On December 19, 2001, the Company received a cash dividend of $268,000 on the preferred shares, which was subsequently paid as a dividend to the Parent. On January 7, 2002, the Company received an additional cash dividend of $134,000 on the preferred shares, which was subsequently paid as a dividend to the Parent.

4. INCOME TAXES

The Company is included in the consolidated federal tax return of E*TRADE for the period from July 1, 2001 through December 31, 2001. Each company included in the consolidated tax return computes income tax expense as though it filed a separate income tax return. Income tax benefit derived by E*TRADE from utilization of net operating losses generated by the Company will be reimbursed to the Company by E*TRADE and has been included in receivable from Parent in the accompanying statement of financial condition.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. The temporary differences and the carryforwards that created the deferred tax assets are as follows (in thousands):

Net operating loss carryforwards	$ 7,460
Intangible assets, net	(4,948)
Other	(195)
Total deferred tax asset, net	$ 2,317

Prior to the acquisition of the Parent by E*TRADE, the Company's net deferred tax asset had been reduced by a 100% valuation allowance because the Company had incurred net operating losses since its inception and it was more likely than not that some or all of the deferred tax asset would not be realized. At December 31, 2001 the valuation allowance for the deferred tax asset has been removed because the Company believes it is more likely than not that it will realize its deferred tax assets due to the benefit expected to be derived by E*TRADE from utilization of the Company's net operating loss carryforwards.

5. EMPLOYEE BENEFIT PLANS

The Parent has a 401(k) salary deferral program which includes eligible associates of the Company who had meet certain service requirements. The Company matches certain associate contributions. This plan is expected to be terminated during 2002.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and the NASD, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2001, the Company had net capital of $796,000, which was $546,000 in excess of its required net capital of $250,000. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement. At December 31, 2001, the Company had no aggregate debit balances arising from customer transactions.

7. COMMITMENTS AND CONTINGENT LIABILITIES

From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims arising in the ordinary course of business. Compliance and trading problems that are reported to regulators such as the SEC or the National Association of Securities Dealers Regulation, Inc. by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company by customers and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of the Company's non-US customers are introduced and cleared through E*TRADE Securities. The Company is also engaged in various activities in which the counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk of loss. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the creditworthiness of each counterparty.

9. SUBSEQUENT EVENT

Subsequent to December 31, 2001, management of the Company determined that it would file with the SEC to withdraw the Company's broker-dealer license.

* * * * *

Deloitte & Touche LLP
Suite 600
225 West Santa Clara Street
San Jose, California 95113-1728

Tel: (408) 704-4000
Fax: (408) 704-3083
www.us.deloitte.com

Deloitte & Touche

March 13, 2002

Web Street Securities, Inc.
510 Lake Cook Road
Deerfield, Illinois 60015

Dear Sirs:

In planning and performing our audit of the statement of financial condition of Web Street Securities, Inc. (the "Company") for the period from January 1, 2001 through June 30, 2001 (Predecessor Period), and for the period from July 1, 2001 through December 31, 2001 (Successor Period) (on which we have issued our report dated March 13, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation as of December 31, 2001, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP